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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED

MAR 0 1 2004

WASHINGTON

SEC FILE NUMBER
8- 41666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2003___ AND ENDING___DECEMBER 31, 2003___

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  BCR CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  9449 PRIORITY WAY, WEST DRIVE, SUITE 130

                            (No. and Street)

INDIANAPOLIS	INDIANA	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  REX M. CRAIG   (317) 705-2060

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  PRICE & GARTRELL, P.C.

                           (Name – *if individual, state last, first, middle name*)

8465 KEYSTONE CROSSING, SUITE 195	INDIANAPOLIS	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___REX M. CRAIG_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___BCR CAPITAL CORPORATION_____, as

of ___DECEMBER 31_____, 20 __03___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

PRINCIPAL FINANCIAL OFFICER

Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BCR CAPITAL CORPORATION
FINANCIAL STATEMENT

DECEMBER 31, 2003

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
BCR Capital Corporation
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of BCR Capital Corporation as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BCR Capital Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 4, 2004

Stephen D. Price, C.P.A.   Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.
8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

BCR CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	10,116
Prepaid insruace		817
Office equipment (net of accumulated depreciation of $581)		2,027
Total assets	$	12,960

STOCKHOLDERS' EQUITY

Stockholder's equity:

Common stock, $1 stated value		
Authorized - 1,000 shares		
Issued and outstanding - 300 shares	$	300
Additional paid-in capital		508,500
Retained earnings (deficit)		(495,840)
	$	12,960

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE		
Fees	$	15,250
EXPENSES		
Compensation and benefits		28,684
Accounting fees		1,275
Occupancy		57,969
Administrative expenses		30,507
Reimbursements from office sharing arrangements		(59,007)
		59,428
NET LOSS	$	(44,178)

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2003	$ 300	$ 466,500	$ (451,662)
Contributed capital	-	42,000	0
Net loss	-	-	(44,178)
Balance at December 31, 2003	$ 300	$ 508,500	$ (495,840)

BCR CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Operating activities		
Net loss	$	(44,178)
Depreciation expense		177
Increase in prepaid insurance		(9)
Net cash used for operating activities		(44,010)
Investing activites		
Purchased equipment		(2,157)
Financing activities		
Contributions to capital		42,000
Distribution		-
Net cash provided by financing activities		42,000
Decrease in cash		(4,167)
Cash at beginning of year		14,283
Cash at end of year	$	18,450

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

BCR Capital Corporation (the "Company") was organized and incorporated on
June 21, 1989, and is engaged in the business of debt placement and selling of
limited partnership interests primarily in Indiana.

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect the reported amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the date of the financial statements and the
reported amounts of revenues and expenses during the reporting period. Actual
results could differ from those estimates.

INCOME TAXES

Federal income taxes have not been provided because the stockholders elected
to be treated to an S Corporation for income tax purposes as provided in Section
1362(a) of the Internal Revenue Code. As such, the corporate income or loss and
credits are passed to the stockholders and combined with their personal income
and deductions to determine taxable income on their individual tax returns. The
election continues unless the Company becomes disqualified or until the election
is revoked voluntarily. The Company has been an S Corporation since inception
and therefore is not subject to the built-in gains tax on the sale of any of its assets.
There are no significant temporary differences between reporting for tax and financial
statement purposes.

REVENUE

Fees and commissions are recognized when the applicable transaction is completed.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net
capital rule (rule 15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net
capital of $ 12,143 which was $ 7,143 in excess of its required net capital of
$5,000. The Company's net capital ratio was 0 to 1.

3.   LEASES

The Company is obligated under an operating lease for its office facilities. Rent
expense for 2003 was $ 57,969. Future minimum obligations on the lease in
effect at December 31, 2003 are:

2004	$	58,634
2005		60,523
2006		61,333
2007		62,143
2008		42,458
	$	285,091

The Company shares its office with others. Payments received from these companies for
their share of the occupancy expenses and certain other expenses in 2003 were $ 59,007.
There is no written agreement.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total shareholders' equity qualified for net capital	$	12,960
Deductions - prepaid expenses		(817)
Net capital	$	12,143

Aggregate indebtedness
   Included in statement of financial condition
      Accounts payable, accrued expenses and other liabiltites $ -

Computation of basis net capital requirement
   Minimum net capital required (6 2/3% of
      aggregate indebtedness) $ -

Minimum dollar net capital requirement of
reporting broker or dealer $ 5,000

Net capital requirement $ 5,000

Excess net capital $ 7,143

Excess net capital at 1,000% $ 12,143

Ratio: aggregate indebtedness to net capital   0 to 1

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Reconciliation with company's computation
   (included in Part IIA of Form X-17A-5
   as of December 31, 2003

Net capital, as reported in company's Part IIA
   (unaudited) FOCUS report $ 10,116

Net audit adjustments   2,027

Net capital per page 8 $ 12,143

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2003.

PRICE & GARTRELL, P.C.

To the Board of Directors of
BCR Capital Corporation
Indianapolis, Indiana

In planning and performing our audit of the financial statements of BCR Capital Corporation for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and procedures determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.	Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.	Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.
Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Price & Gartrell, P.C.
PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 4, 2004

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